February 7, 2006

Mail Stop 7010


By U.S. Mail and facsimile to (303) 409-7650

Christopher Bell
President and Chief Executive Officer
Kurrant Food Enterprises, Inc.
3029 S. Cherry Way
Denver, Colorado 80222


Re: 	Kurrant Food Enterprises, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
Filed January 24, 2006
	File No. 333-130240

Dear Mr. Bell:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. The financial statements should be updated, as necessary, to comply with Rule 310 (g) of Regulation S-B at the effective date of the registration statement.

2. Provide a currently dated consent from the independent public accountants in the amendment.

Statement of Cash Flows, page F-5

3. We note your response to our comment 27 regarding the difference in Paid in Capital on your Statement of Stockholders` Equity and your
Statement of Cash Flows. Please include the $6,010 of contributed assets as a non-cash transaction in the supplemental schedule of cash flow information. Please label your Stockholders` Equity line item
"contributed capital" or a similar title and discuss the contribution in your notes to the financial statements.

4. Also, tell us how you valued the $6,010 of contributed assets and what consideration you gave to SAB 48.



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Marie Humphrey, Staff Accountant, at (202)
551-
3734 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-
3691
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 with any other questions. Alternatively, you may contact me at (202) 551-3767.


Sincerely,



Jennifer Hardy
Branch Chief

cc:	David J. Wagner, Esq. (via facsimile 303/409-7650)
      David Wagner & Associates, P.C.
      8400 East Prentice Avenue
      Penthouse Suite
      Greenwood Village, Colorado 80111
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Christopher Bell
Kurrant Food Enterprises, Inc.
February 7, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE